

Mike Horn · 2nd



Towson University

25+ years as owner/operator: business development, market research, sales programs, and mergers & acquisitions.

Denver Metropolitan Area · 500+ connections · Contact info

Featured

Product Portfolio
blog.gogsd.com

Photos of (most) of the products that I have led the development of in my career.



GOLDEN
STRATEGIC DEVELOPMENT
Fractional Executive Services

GSD Intro March 2019.pdf

New Intro Deck

Experience



Chief Strategy Officer
Cubles · Full-time
Jul 2020 – Present · 3 mos
Denver, Colorado, United States

Bringing my career in pop culture merchandise to
patented take on papercraft.



Partner--Research and Client Support Ope
National Security Capital Advisors, LLC. · Full-time
Mar 2020 – Present · 7 mos
Denver Metropolitan Area

National Security Capital Advisors, LLC. Provides
Growth Equity and Debt capital raise, Private Equi
management buy-outs, and strategic growth cons
expand their presence or prepare for sale predom



Co-Founder
Paladins.Agency · Self-employed
2020 – Present · less than a year
Denver Metropolitan Area

Leveled Up Rewards for Interactive Content.


Paladins.Agency

Co-Founder
Mountain Troll LLC · Self-employed
Oct 2019 – Present · 1 yr
Arvada, CO, United States



Advisor
Golden Strategic Development LLC
Jan 2019 – Present · 1 yr 9 mos
Greater Denver Area

Fractional Executive Services

[Show 5 more experiences ⌄](#)

Education



Towson University
Bachelor's degree, English Language and Literatu
1987 – 1991



Towson University
Bachelor of Science, English
1987 – 1991

Skills & Endorsements

Product Development · 73

 Endorsed by **Henry Unger and 10 others who are highly skilled at this**

Marketing · 47

 Endorsed by **Henry Unger and 7 others who are highly skilled at this**    Endorsed by **2 of Mike's colleagues at Po Factory**

Licensing · 43

 Endorsed by **Adam Unger and 1 other who is highly skilled at this**    Endorsed by **7 of Mike's colleagues at Ma**

[Show more ⌄](#)

Recommendations

Received (0)   **Given (9)**

Stuart Bernstein

Senior Operator | CEO |
COO | CFO | Startup
Consultant

March 7, 2019, Mike was a
client of Stuart's

Stuart was committ
of research, brough
the effort to fully U
might even know it
pre-seed/pre-reven

Duncan Stanley

Game Industry Merch Guy -
Business
Development/Sales & So
Much More!

February 5, 2019, Mike
managed Duncan directly

Duncan is amazingl
games and pop cul
a client and he cam
he still runs succes
also being indepen

Show more

